08004692

File Number: 82.2994

Coca-Cola

Coca-Cola Amatil

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

20 August 2008

Mail Processing Section
AUG 27 2008
Washington, DC
105

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
SEP 05 2008
THOMSON REUTERS

COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Securities Exchange Listing Rules Disclosure

Half Year Report

For the half year ended 30 June 2008

Contents	**Page**

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

CCA will host a presentation to analysts and media on 20 August 2008 at 10:00am, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:
Analysts – Kristina Devon +61 2 9259 6185
Media – Sally Loane +61 2 9259 6797

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Half Year Report

For the half year ended 30 June 2008
compared to the prior half year ended 29 June 2007

Results for announcement to the market

Group results				
Total revenue ($M)[1]	down	11.2%	to	1,953.1
Earnings before interest, tax and significant items ($M)[2]	**up**	**8.6%**	to	**308.9**
Earnings before interest and tax ($M)[2]	**up**	**19.9%**	to	**308.9**
Profit after tax attributable to members (before significant items)[3] ($M)	**up**	**6.8%**	to	**171.9**
Profit after tax attributable to members ($M)	**up**	**22.0%**	to	**171.9**
Net profit for the period attributable to members ($M)	**up**	**22.0%**	to	**171.9**

Group results – continuing operations				
Trading revenue ($M)	up	0.5%	to	1,859.5
Total revenue ($M)[1]	up	3.7%	to	1,953.1
Earnings before interest and tax ($M)[2]	up	12.0%	to	308.9
EBIT margin on trading revenue	up	1.7 points	to	16.6%
Profit after tax attributable to members ($M)	**up**	**10.4%**	to	**171.9**
Net profit for the period attributable to members ($M)	**up**	**10.4%**	to	**171.9**

Group performance measures				
Earnings per share (continuing operations)[4 & 5]	**up**	**12.6%**	to	**23.3¢**
Earnings per share[4 & 5]	**up**	**24.6%**	to	**23.3¢**
Free cash flow ($M) (continuing operations)[5]	**up**	**22.6**	to	**69.7**
Free cash flow ($M)[5]	**down**	**9.9**	to	**69.7**
Return on average capital employed (continuing operations)[5]	**up**	**2.0 points**	to	**22.6%**
Return on average capital employed[5]	**up**	**4.2 points**	to	**21.4%**
Net debt to book equity	down	0.3 points	to	147.1%
Net debt to capital employed	**down**	**0.1 points**	to	**59.5%**
Capital expenditure to trading revenue (continuing operations)[5]	up	0.9 points	to	6.4%
Capital expenditure to trading revenue[5]	up	1.3 points	to	6.4%
EBIT interest cover (before significant items)	up	0.3 times	to	4.3 times

		2008 $M	2007 $M
1	*Total revenue (including finance income) is attributable to –*		
	Continuing operations	*1,953.1*	*1,883.0*
	Discontinued operation	*–*	*317.0*
		1,953.1	*2,200.0*
2	*Refer to Note 2 of the financial report for further details.*		
3	*Profit after tax (before significant items) is attributable to –*		
	Continuing operations	*171.9*	*155.7*
	Discontinued operation	*–*	*5.2*
		171.9	*160.9*

Refer to Note 2 of the financial report for further details on significant items.

4 *Earnings per share is based on weighted average number of ordinary shares of 737.7 million for the half year ended 30 June 2008 and 752.0 million for the half year ended 29 June 2007.*

5 *Refer to Note 7 of the financial report for further details.*

Dividends	Amount per security	Fully franked amount per security at 30% tax rate
Interim dividend	**17.0¢**	**17.0¢**
Previous corresponding period	15.5¢	15.5¢
The record date for determining entitlements to the interim dividend	**Friday, 29 August 2008**	

HIGHLIGHTS OF 2008 HALF YEAR RESULTS

$A million	H1 2008	H1 2007	*Change*
Continuing Operations			
Trading revenue – Beverages	**1,581.0**	1,570.0	*0.7%*
Volume (million unit cases)	***232.0***	*233.4*	*-0.6%*
Trading revenue – Food & Services	**278.5**	280.6	*-0.7%*
EBIT	**308.9**	275.7	*12.0%*
Net finance costs	**(71.6)**	(66.8)	*7.2%*
Income tax expense	**(65.4)**	(53.2)	*22.9%*
Net profit (continuing operations)	**171.9**	155.7	*10.4%*
Net profit (discontinued operation – South Korea)	-	5.2	*N/A*
Net profit (before significant items)	**171.9**	160.9	*6.8%*
Significant items after tax (South Korea)	-	(20.0)	*N/A*
Net profit (after significant items)	**171.9**	140.9	*22.0%*
EPS (continuing operations, cents)	**23.3**	20.7	*12.6%*
EPS (after significant items, cents)	**23.3**	18.7	*24.6%*
Dividends per share (cents)	**17.0**	15.5	*9.7%*

Coca-Cola Amatil (CCA) delivered a record net profit after tax (NPAT) for the 2008 half year of $171.9 million, representing an increase of $31.0 million or 22.0% on the first half of 2007. On a continuing operations basis, NPAT increased 10.4% to $171.9 million, while earnings before interest and tax (EBIT) increased by $33.2 million, or 12.0%, to $308.9 million.

Earnings per share (EPS) increased by 24.6% to 23.3 cents per share, while on a continuing operations basis EPS increased by 12.6% to 23.3 cents per share. The interim dividend, fully-franked, has been increased from 15.5 cents to 17.0 cents per share, representing an increase of 9.7%.

CCA's Group Managing Director, Mr Terry Davis said, "CCA has delivered another strong profit result in tougher trading conditions with excellent performances from the Australian and New Zealand beverage businesses, and the continued growth of our Indonesian operations. The result has been driven by well balanced revenue and mix management and tight cost control programs across the business. In addition, CCA continues to benefit from efficiency gains from its capital spending program while the manufacture and distribution of alcoholic beverages contributed nearly 20% of the Australian beverage business growth."

The highlight for the half year was the resilience of the Australian beverage operations, particularly in the second quarter. "The Australian business delivered 10.0% EBIT growth for the half despite being impacted by poor weather and heavy discounting by our major competitor in the first quarter. The earnings result was driven by a strong second quarter trading performance with 2.0% volume growth while continuing to recover cost increases and grow margins," Mr Davis said.

Group ROCE improved from 17.2% to a record 21.4% as a result of strong earnings growth, a growing contribution from infrastructure projects coming on line and the sale of the South Korean business.

CCA also delivered an outstanding cash flow result for the half year, with operating cash flow increasing by $42.2 million to $185.5 million primarily as a result of improved earnings.

CCA GROUP EBIT SUMMARY

$A million	H1 2008	H1 2007	% Change
Beverages			
Australia	**219.1**	199.1	*10.0%*
New Zealand & Fiji	**38.2**	34.4	*11.0%*
Indonesia & PNG	**10.4**	3.4	*205.9%*
Total Beverages	**267.7**	236.9	*13.0%*
Food & Services	**41.5**	38.7	*7.2%*
Pacific Beverages – share of net profit/(loss)	**(0.3)**	0.1	*N/A*
EBIT	**308.9**	275.7	*12.0%*

- **Australia** – EBIT growth of 10.0%. The half year was characterised by two contrasting quarters. In the first quarter, poor weather in the key markets of NSW and Queensland and heavy discounting by our major competitor in the grocery channel materially impacted volumes. By contrast, trading in the second quarter recovered well with volume growth of 2.0%, with performance strengthening in May and June.

- **New Zealand & Fiji** – EBIT growth of 11.0%. Despite the impact on translation of a 5% devaluation of the New Zealand dollar and a weaker result from Fiji, New Zealand continues to capitalise on gains made in 2007 with a standout local currency EBIT growth of 18.1%. The results were driven by over 3% volume growth, improved pricing and the continued efficiency and cost savings from the Trans-Tasman integration.

- **Indonesia & PNG** – EBIT growth tripled to $10.4 million, with the region achieving solid volume growth of 4.6%. Indonesia experienced a solid start to the year with local currency revenue growth of 12.6%. This was despite a longer than usual rainy season and the cycling of a strong first half 2007 result. The Indonesian operations continue to drive the shift into the higher margin one-way-pack formats and to grow share in the fast growing Modern Foodstores channel.

- **Food & Services** – EBIT growth of 7.2%. SPC Ardmona's (SPCA) international division expansion continues to gain momentum, driven by the addition of a number of new large customers and increased ranging, with the business successfully achieving category captaincy status in key supermarkets in the United Kingdom. The strength of the international business has helped offset the continued impact of the drought and growth of private label on the Australian business.

- **Pacific Beverages JV** – Pacific Beverages continues to rapidly increase share of the Australian premium beer market with its premium beer brands particularly Peroni Nastro Azzurro, Miller Chill and Miller Genuine Draft, while achieving solid volume growth from the recently acquired Bluetongue business.

SPC ARDMONA RESTRUCTURE

As advised to the market on August 4, SPCA will rationalise its manufacturing facilities in the Goulburn Valley in the second half of 2008 in order to improve its competitive position both domestically and internationally. The rationalisation will result in write-downs of $24.5 million before tax, which will be recorded as a significant item in the second half of 2008. SPCA expects to generate a minimum $8-10 million in EBIT per annum commencing from 2009 as a result of manufacturing scale efficiencies and reduced costs from consolidating the Shepparton and Mooroopna facilities.

TRADING OUTLOOK FOR SECOND HALF OF 2008

The trading conditions in the first half of 2008 were more difficult than in 2007. CCA maintains its guidance of high single-digit EBIT growth for the second half of 2008 with a target of around 7% EBIT growth, before significant items and on a continuing operations basis. As the important summer trading season for Australia and New Zealand is still to come, a further trading update will be provided in mid October and will coincide with the CCA annual investor presentation day.

For 2008, we expect the full year increase in cost of goods sold per unit case to be just over 3% per unit case on a constant currency basis. We will continue to target the recovery of cost of goods increases across each of the business units for the remainder of 2008.

Group capital expenditure is expected to be around 7% of revenue for 2008 which includes a 2-3% allocation for infrastructure related expenditure for the year. In addition, the development of the Bluetongue brewery will result in a $20-25 million investment by CCA in 2008 with a further $30-35 million investment in 2009. These amounts represent CCA's contribution through the Pacific Beverages joint venture with SABMiller funding the other half of the brewery development.

CCA's financial position remains robust with current net debt of $1.9 billion, down from $2.1 billion in June 2007, and interest cover of 4.3 times. CCA has committed debt facilities to cover refinancing requirements for the next two years. In addition, in April 2008 Moody's reaffirmed CCA's A3 credit rating and upgraded the outlook from negative to stable.

The effective tax rate for the first half of 2008 was 27.6%, up from an effective rate of 24.8% for the first half of 2007 (before significant items). The effective tax rate for the second half of 2008 is expected to be around 30%. The effective tax rate for the full year 2007 was 28.8% (before significant items).

FINANCIAL COMMENTARY

CAPITAL EMPLOYED

$A million	H1 2008	FY 2007	*$ Change*
Working capital	**902.7**	895.8	*6.9*
Property, plant & equipment	**1,287.6**	1,302.6	*(15.0)*
IBAs & intangible assets	**1,425.4**	1,441.6	*(16.2)*
Deferred tax liabilities	**(154.7)**	(153.3)	*(1.4)*
Derivatives – non-debt	**14.4**	15.6	*(1.2)*
Other net assets / (liabilities)	**(361.2)**	(454.3)	*93.1*
Capital Employed	**3,114.2**	3,048.0	*66.2*
Return on average capital employed (ROCE) % [1]	**21.4%**	19.0%	*2.4 pts*

Group capital employed increased by $66.2 million or 2.2% to $3.1 billion since December 2007, primarily due to the $93.1 million increase in other net assets. This increase was primarily due to the $39.8 million reduction in current tax liabilities mainly due to the timing of tax payments; and the $34.2 million reduction in accrued charges is related to seasonality.

Property, plant & equipment reduced by $15 million since December 2007. While the rate of investment in new infrastructure projects, production lines and cold drink equipment exceeded depreciation, this net increase was more than offset by the impact of foreign currency translation on the values of our offshore assets compared to last year.

The $16.2 million reduction in the investment in bottler's agreements and intangibles is due primarily to the impact of foreign currency on the translation of offshore assets.

Group ROCE increased by a 2.4 percentage points to 21.4% since December 2007 and increased by 4.2 percentage points to 21.4% since June 2007, primarily due to the strong growth in earnings, a growing contribution from infrastructure projects coming on line and the sale of the South Korean business in October 2007.

COST OF GOODS SOLD (BEVERAGES)

On a continuing operations basis, 'constant currency'[2] beverage cost of goods sold (COGS) per unit case increased by 2.8% for the first half. The increase was driven by higher commodity input costs. The rate of increase in commodity prices was moderated by the impact of the stronger Australian dollar on the cost of US dollar denominated commodities.

On a continuing operations basis, 'reported' beverage COGS per unit case decreased by 0.3% for the first half. Reported COGS per unit case derived an additional benefit from the translation of local currency COGS from New Zealand and Indonesia into Australian dollars due to the devaluation of the New Zealand dollar and Indonesian rupiah over the reporting period.

[1] Before significant items
[2] Constant currency COGS includes all USD currency hedging of commodity inputs but excludes the impact of translating local currency COGS from our offshore businesses into Australian dollars for reporting purposes.

CAPITAL EXPENDITURE

Capital expenditure / trading revenue (continuing operations)	H1 2008	H1 2007	% Change
Australia	**5.8%**	5.2%	*0.6 pts*
New Zealand & Fiji	**6.5%**	8.5%	*(2.0 pts)*
Indonesia & PNG	**7.1%**	1.4%	*5.7 pts*
Food & Services	**7.9%**	7.8%	*0.1 pts*
CCA Group	**6.4%**	5.5%	*0.9 pts*
Total capital expenditure (continuing operations, $A million)	**$118.3m**	$102.4m	*$15.9m*

Capital expenditure from continuing operations increased by $15.9 million to $118.3 million or 6.4% of trading revenue. The major areas of capital spend in Australia included the continued development of the $180 million NSW warehousing and distribution facilities; additional can and alcoholic beverage production lines in Queensland; continued investment in SAP and the acquisition of the iconic Coke sign in Sydney's Kings Cross.

In Indonesia, major projects completed include two new beverage production lines for cans and PET bottles, and a new hot-fill beverage line. SPCA invested in a resealable plastic container line and shelf-ready packaging equipment. The NZ$80 million Auckland semi-automated warehouse was fully commissioned in May, on time and on budget.

In addition, Pacific Beverages commenced the development of the new Bluetongue brewery on the Central Coast of NSW with CCA investing $10.2 million for the half. The 500,000 hectolitre facility is expected to cost around $120 million and will be jointly funded by CCA and SABMiller, with construction commencing in late 2008 and completion expected in March 2010.

CASH FLOW

Continuing operations ($A million)	H1 2008	H1 2007	$ Change
EBIT (before significant items)	**308.9**	275.7	*33.2*
Depreciation & amortisation	**72.0**	75.7	*(3.7)*
Change in working capital	**(6.9)**	(98.1)	*91.2*
Net Interest paid	**(73.0)**	(65.6)	*(7.4)*
Taxation paid	**(102.6)**	(70.3)	*(32.3)*
Other	**(12.9)**	10.6	*(23.5)*
Operating cash flow	**185.5**	128.0	*57.5*
Capital expenditure	**(118.3)**	(102.4)	*(15.9)*
Proceeds from sale of PPE & other	**2.5**	21.5	*(19.0)*
Free cash flow (continuing operations)	**69.7**	47.1	*22.6*
Free cash flow (South Korea)	-	*32.5*	*(32.5)*
Free cash flow (Reported)	***69.7***	*79.6*	*(9.9)*

Operating cash flow from continuing operations was very strong, increasing by $57.5 million to $185.5 million, with much of the improvement driven by improved earnings.

Free cash flow from continuing operations improved significantly, increasing by $22.6 million to $69.7 million despite higher levels of capital expenditure and the cycling of the receipt of proceeds from the sale of incentives to SABMiller for Maxxium in the first half of 2007.

NET DEBT & INTEREST COVER

$A million	H1 2008	H1 2007	*$ Change*
Net debt			
Interest bearing liabilities	**1,912.7**	2,148.5	*(235.8)*
Derivatives – debt related	**159.4**	145.6	*13.8*
Trade & other receivables – non-current	**-**	(2.9)	*2.9*
Less: Cash assets	**(218.3)**	(184.9)	*(33.4)*
Net Debt	**1,853.8**	2,106.3	*(252.5)*
Net debt / equity	**147.1%**	147.4%	*(0.3 pts)*
Interest cover (EBIT [3] / net interest)	**4.3x**	4.0x	*0.3x*

Net debt has materially reduced since the first half of 2007 primarily as a result of the continued strong operating cash flow and the receipt of the net proceeds from the sale of the South Korean business.

Following the sale of the South Korean business, CCA's financial ratios have been further strengthened and the Company remains in a very strong position to continue the implementation of its broader based beverage strategy. EBIT[3] interest cover increased from 4.0 times to 4.3 times at the end of the first half of 2008. CCA expects to be able to maintain an EBIT interest cover of 4.0 to 5.0 times over the next 12 months.

CCA has total committed debt facilities of approximately $2,200 million with an average maturity of 6.2 years, with total net debt of $1,853.8 million as at 30 June 2008. CCA has minimal medium term refinancing requirements with $181 million to be refinanced in 2008 and a further $50 million for 2009. The following chart shows CCA's debt maturity profile as at 30 June 2008.

Debt maturity profile						
Maturity date	**2008**	**2009**	**2010**	**2011**	**2012**	**2013+**
% of total debt	8.7%	2.4%	25.4%	2.4%	3.4%	57.7%

INTERIM DIVIDEND

An interim dividend has been declared of 17.0 cents per share fully franked at the 30% corporate tax rate. This represents an increase of 9.7% over the first half of 2007.

The Record Date for determining dividend entitlements is 29 August 2008 and the interim dividend will be paid on 7 October 2008.

CCA continues to expect that it will be able to fully frank its dividends for the foreseeable future.

[3] Before significant items

OPERATIONS REVIEW

AUSTRALIA – BEVERAGES

$A million	H1 2008	H1 2007	*Change*
Trading revenue	**1,147.2**	1,133.0	*1.3%*
Revenue per unit case	$7.80	$7.49	*4.1%*
Volume (million unit cases)	147.0	151.3	*(2.8%)*
EBIT	**219.1**	199.1	*10.0%*
EBIT margin	**19.1%**	17.6%	*1.5 pts*
Capital expenditure / trading revenue	**5.8%**	5.2%	*0.6 pts*

Australia achieved a very strong result with EBIT growth of 10.0%. The half year was characterised by two contrasting quarters. In the first quarter, poor weather in the key markets of NSW and Queensland and heavy discounting by our major competitor in the grocery channel negatively impacted volumes. By contrast, trading in the second quarter recovered well with volume growth of 2.0%, with performance strengthening in May and June.

Improved pricing and mix delivered an increase in revenue per case of 4.1% which helped offset the COGS increases. Together with strong cost control discipline, benefits from infrastructure investment, Trans-Tasman synergies and a solid contribution from alcoholic beverages led to an increase in the EBIT margin of 1.5 percentage points to 19.1%.

Successful product launches in the first half included Glacéau and Kirks Ginger Beer. The standout performer has been Glacéau, launched in February, which is now expected to sell almost two million unit cases in 2008, four times the original forecasts. We also launched Powerade 'before' and 'after' sports drinks, Edge and Recovery, which helped to further consolidate Powerade's market leadership in the sports category. A reformulated Mother energy drink in a larger format 500ml can was also launched in late June and is delivering ahead of expectations with strong initial results in the re-launch phase.

Trans-Tasman synergies between the Australian and New Zealand beverage businesses continue to materially add to CCA earnings growth. Gains have been made from executing improved revenue management initiatives, procurement savings, joint new product and packaging development and the greater sharing of technical innovation. We expect these programs will continue to drive business process improvement and accelerate new product and package innovation over the coming years.

In addition, first half EBIT includes approximately $3 million in net one-off benefits including proceeds from the early termination of the Sydney head office lease. Offsetting amounts include minor restructuring costs and other one-off charges. This compares to a net one-off benefit of $0.7 million in the first half of 2007.

Capital expenditure of around $60 million was undertaken in Australia. Major investments included the NSW automated warehouse, scheduled for completion in October 2008, new beverage production capacity in WA and Queensland and a new alcoholic ready-to-drink production line in Queensland. By increasing production capacity in each state the business is able to support higher peaks in customer demand and materially improve its customer service levels. This has now become a key differentiator for CCA versus its competitors in both alcoholic and non-alcoholic beverages. This additional production capacity has also generated significant interstate freight savings which, to date, have largely offset the impact of higher fuel prices on transportation costs.

NEW ZEALAND & FIJI

$A million	H1 2008	H1 2007	*Change*
Trading revenue	**217.9**	218.7	*(0.4%)*
Revenue per unit case	$6.77	$6.92	*(2.2%)*
Volume (million unit cases)	32.2	31.6	*1.9%*
EBIT	**38.2**	34.4	*11.0%*
EBIT margin	**17.5%**	15.7%	*1.8 pts*
Capital expenditure / trading revenue	**6.5%**	8.5%	*(2.0 pts)*

The region delivered strong EBIT growth of 11.0% for the first half of 2008.

New Zealand

Despite the softening New Zealand economy, the New Zealand business delivered a record result for first half with local currency EBIT increasing by 18.1% on volume growth of 3.4%. Reported revenue per unit case decreased primarily due to the 5% depreciation of the New Zealand dollar. In local currency terms, the New Zealand business delivered revenue per unit case growth of 1.9% while New Zealand's EBIT margin increased by 2.1 percentage points to 18.0%.

The result was underpinned by strong marketing campaigns and a hot summer as well as the recovery of commodity driven COGS increases.

Powerade was the standout performer for the half year, growing by over 15% as a result of the launch of Powerade Edge and Recovery. Brand Coca-Cola also had a strong half with volume growth of 6% driven by successful take home promotions in the petroleum and grocery channel, the re-launch of Frozen Coke, strong performances from the quick service restaurants business and the strong growth of multi-pack cans in the grocery channel.

Initial responses from Relentless, a new energy drink launched in May, have been very encouraging, with the brand already capturing more than 10% of the market in the grocery channel despite strong competition.

The business also continued to benefit from Trans-Tasman business synergies which saw indirect costs continue to decline as a percentage of revenue. As well the business benefitted from the first time inclusion of the manufacture of Jim Beam & Cola which commenced in November 2007 and the distribution of the Pacific Beverages' premium beer portfolio.

The NZ$80 million, semi-automated distribution centre was also completed on budget in November 2007 and was fully operational in May. This project will generate material efficiency savings and will significantly enhance New Zealand's customer service capability.

Fiji

Fiji delivered local currency declines in EBIT as poor weather, a slowing economy, high inflation and material increases in soft commodity prices impacted consumer sentiment and spending.

INDONESIA & PNG

$A million	H1 2008	H1 2007	*Change*
Trading revenue	**215.9**	218.3	*(1.1%)*
Revenue per unit case	$4.09	$4.32	*(5.3%)*
Volume (million unit cases)	52.8	50.5	*4.6%*
EBIT	**10.4**	3.4	*205.9%*
EBIT margin	**4.8%**	1.6%	*3.2 pts*
Capital expenditure / trading revenue	**7.1%**	1.4%	*5.7 pts*

The region delivered a strong first half result, more than tripling EBIT to $10.4 million. The focus on materially improving the mix of business to Modern Foodstores and to one-way-packs (PET and cans) has had a demonstrable impact on the profitability and future outlook of the Indonesian business.

Indonesia
Notwithstanding the strong seasonal volume bias to the second half, the Indonesian business delivered a very strong result for the first half of 2008. Reported revenue per unit case for Indonesia & PNG decreased by 5.3% due to the 17% depreciation of the Indonesian rupiah. In local currency terms, revenue per unit case in Indonesia increased by 7.0%.

The volume growth of over 5% in Indonesia in the first half was particularly pleasing given the significant increases in the price of staples such as rice and cooking oil which reduced consumer spending. The extended rainy season and the further partial removal by the Government of fuel subsidies in May also reduced consumer discretionary income.

The result was driven by the continued successful execution of the one-way-pack strategy in both the Modern and Traditional channels with the business capitalising on the sustained shift in consumer preference to these more convenient and higher status packages. Modern Foodstores continued to grow both in volume and in market share driven by the execution of innovative customer solutions, such as the launch of the beverage 'refreshment zone' concept. Overall, the more profitable one-way-pack business grew volumes by over 25% in the first half and now represents nearly 50% of total volume.

Brand Coke achieved strong volume growth of 20%, driven by the successful launch of Coke Zero as a one-way-pack product in February 2008. Frestea also performed strongly achieving growth of 10% as a result of the continued success of the 500ml PET pack launched in December 2006.

Consistent with the strategy of increasing our share in the higher value beverage segments, significant capital investment has been undertaken over the last two years on increased one-way-pack beverage production capacity. Major projects included two new beverage production lines for cans and PET bottles, and a new hot-fill line which was completed in May 2008. The business has also placed over 9,000 pieces of cold drink equipment and over 60,000 ice chests in the half to further increase availability of the cold drink portfolio throughout premium locations in Indonesia.

PNG
PNG achieved strong local currency EBIT growth for the first half of 2008 and continued to consolidate its position in the PNG market. The strong result was driven by a continued focus on immediate consumption packs combined with innovative packaging solutions. CCA continues to invest in cold drink equipment and manufacturing infrastructure.

FOOD & SERVICES

$A million	H1 2008	H1 2007	*Change*
Trading revenue	**278.5**	280.6	*(0.7%)*
EBIT	**41.5**	38.7	*7.2%*
EBIT margin	**14.9%**	13.8%	*1.1 pts*
Capital expenditure / revenue	**7.9%**	7.8%	*0.1 pts*

The Food & Services Division continues to reshape its business activities in order to improve returns and establish a more reliable platform for growth in the future. The pleasing EBIT growth of 7.2% was driven by solid price realisation and cost discipline across the divisions and the ongoing development of the international business for SPC Ardmona (SPCA).

The highlight for the first half was the continued expansion of SPCA's international business in the UK and in Canada. SPCA has acquired a number of new large customers and increased ranging, with the business successfully achieving category captaincy status in key supermarkets in the UK. International volumes grew by close to 40% for the half year and earnings were up four-fold. The international business is rapidly becoming a more significant part of SPCA's total business and its contribution has helped offset the continued impact of the drought and the high Australian dollar on the Australian business.

SPCA's Australian business maintained earnings in a difficult trading environment. Volumes were down around 2% driven by general softness in the categories and the increased competitiveness of imported products, a result of the continued appreciation of the Australian dollar. While commodity input costs, particularly PET and tin-plate, have continued to increase the business was able to recover COGS increases with solid price realisation. Relative to its peer base in Australia and internationally, many of whom have seen material earnings declines, SPCA's performance was commendable.

A continued focus on new product development across its sales channels will see over 35 new products launched over the next 12 months.

The recently developed international joint ventures and alliances have enabled SPCA to access a wider range of technology, processes and insights, to use as a base for product and category development in Australia.

Neverfail delivered good earnings growth driven by improved pricing, with full recovery of COGS increases, combined with the benefits of cost savings initiatives. In addition, the business continues to benefit from the integration of the Palm Springs acquisition made in July 2006.

The Grinders coffee business delivered excellent volume growth of over 15% with new business in restaurants, cafes, and key corporate accounts. The launch of the super premium Giancarlo brand in the latter part of 2007 has been a key driver of the growth and Grinders is expected to continue to grow its share of the fast growing coffee market in Australia.

PACIFIC BEVERAGES – CCA ALCOHOLIC BEVERAGES JOINT VENTURE WITH SABMILLER

Pacific Beverages achieved very strong share gains with its international premium beer brands, delivering another half of more than 100% volume growth versus prior period. Peroni Nastro Azzurro and Miller Chill are now firmly positioned in the Top 10 premium beers in Australia[4]. The recently acquired Bluetongue and Bondi Blonde premium Australian beer brands also delivered strong volume growth.

The business continues to benefit from the strong partnership with SABMiller. As a consequence of SABMiller's acquisition of the Grolsch brand, Pacific Beverages has acquired the distribution rights in Australia and commenced distribution of Grolsch in May.

The success of the beer business has been achieved through superior outlet merchandising execution and the benefits of expanding the availability of its brands through CCA's large customer network. As a result, over the last 12 months, Pacific Beverages has doubled its share of the Australian premium packaged beer market to over 7% by value.

The Maxxium portfolio, led by the Jim Beam & Cola range, delivered positive growth for the first half, despite the impact of the unexpected 70% increase in the alcoholic ready-to-drink (ARTD) excise tax in April 2008. The tax increase resulted in average retail selling prices increasing by over 20%. While the market has experienced lower ARTD sales since the tax increase, the Maxxium business has benefitted from strong increases in full spirit sales as well as share gains in its Jim Beam and Canadian Club ARTD business. Sales of Brand Coca-Cola take home packs in the off-premise licensed accounts have also materially increased since the tax was notified.

Pacific Beverages continues to reinvest earnings into growing the brand equity of its premium brands and growing higher levels of availability. Pacific Beverages reported a small earnings decline for the first half. However, the business is expected to deliver a small profit for the full year.

[4] Source: Nielsen ScanTrack Liquor (YTD ending 30 June 2008)

The Directors submit hereunder their Report on Coca-Cola Amatil Limited and its subsidiaries (Group) for the half year ended 30 June 2008.

Directors

The names of the Directors of Coca-Cola Amatil Limited (Company or CCA) in office during the half year and/or until the date of this Report are –

David Michael Gonski, AC
Catherine Brenner (Appointed 2 April 2008)
Jillian Rosemary Broadbent, AO
Terry James Davis
Irial Finan
Geoffrey James Kelly
Wallace Macarthur King, AO
David Edward Meiklejohn
Melvyn Keith Ward, AO (Retired 20 August 2008)

Review of operations

The Group's net profit attributable to members of the Company for the half year was $171.9 million, compared to $140.9 million for the corresponding period in 2007, representing a 22.0% increase from last year.

The Group's net profit from continuing operations for the half year was $171.9 million, compared to $155.7 million for the corresponding period in 2007, representing a 10.4% increase from last year.

The Group's trading revenue from continuing operations for the half year was $1,859.5 million compared to $1,850.6 million for the corresponding period in 2007. The Group's earnings before interest and tax from continuing operations for the half year increased by 12.0% to $308.9 million, compared to $275.7 million for the corresponding period in 2007.

Operating cash flow increased by 29.4% to $185.5 million, compared to $143.3 million for the corresponding period in 2007.

CCA successfully completed its off-market share buy-back on 29 January 2008. Refer to Note 10 for further details.

Further details of the operations of the Group during the half year are set out in the attached financial report.

Auditor's independence declaration

We have obtained the following independence declaration from the Company's auditor, Ernst & Young –

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Auditor's Independence Declaration to the Directors of Coca-Cola Amatil Limited

In relation to our review of the financial report of Coca-Cola Amatil Limited for the half year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Trent van Veen
Partner
Sydney
20 August 2008

Rounding off

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order No. 98/100 and in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Signed in accordance with a resolution of the Directors.

D.M. Gonski, AC
Chairman
Sydney
20 August 2008

T.J. Davis
Group Managing Director
Sydney
20 August 2008

Income Statement

Coca-Cola Amatil Limited and its subsidiaries

For the half year ended 30 June 2008

	Refer Note	30 June 2008 $M	29 June 2007 $M
Continuing operations			
Revenue, excluding finance income			
Trading revenue		**1,859.5**	1,850.6
Other revenue		**74.7**	23.8
	3	**1,934.2**	1,874.4
Expenses, excluding finance costs			
Cost of goods sold	4	**(1,012.9)**	(1,024.0)
Selling		**(276.1)**	(287.9)
Warehouse and distribution		**(151.3)**	(151.8)
Administration and other		**(184.7)**	(135.1)
		(1,625.0)	(1,598.8)
Share of net (loss)/profit of joint venture entity accounted for using the equity method	9b)	**(0.3)**	0.1
Earnings before interest and tax		**308.9**	275.7
Net finance costs			
Finance costs	4	**(90.5)**	(75.4)
Finance income	3	**18.9**	8.6
		(71.6)	(66.8)
Profit from continuing operations before income tax		**237.3**	208.9
Income tax expense	5	**(65.4)**	(53.2)
Profit from continuing operations after income tax		**171.9**	155.7
Discontinued operation			
Loss from discontinued operation after income tax	6b)	**-**	(14.8)
Profit after tax attributable to members of Coca-Cola Amatil Limited		**171.9**	140.9
		¢	¢
Earnings per share (EPS) for profit from continuing operations attributable to ordinary equity holders of the Company	7b)		
Basic EPS		**23.3**	20.7
Diluted EPS		**23.3**	20.6
Earnings per share (EPS) for profit attributable to ordinary equity holders of the Company	7b)		
Basic EPS		**23.3**	18.7
Diluted EPS		**23.3**	18.7
Dividends paid			
Prior year final dividend paid per ordinary share	11a)	**20.0**	18.0

Notes appearing on pages 20 to 35 to be read as part of the financial statements.

Balance Sheet

Coca-Cola Amatil Limited and its subsidiaries

As at 30 June 2008

	Refer Note	30 June 2008 $M	31 December 2007 $M	29 June 2007 $M
Current assets				
Cash assets		**218.3**	379.7	184.9
Trade and other receivables		**516.7**	686.0	532.8
Inventories		**726.5**	646.0	733.2
Prepayments		**35.2**	44.4	49.7
Current tax assets		**5.0**	4.9	4.6
Derivatives	8a)	**23.3**	13.7	8.3
		1,525.0	1,774.7	1,513.5
Non-current assets held for sale		**–**	–	22.9
Total current assets		**1,525.0**	1,774.7	1,536.4
Non-current assets				
Trade and other receivables		**3.4**	3.5	15.2
Investment in joint venture entity	9	**27.1**	16.4	1.3
Investments in bottlers' agreements		**906.4**	928.8	1,443.6
Property, plant and equipment		**1,287.6**	1,302.6	1,440.2
Intangible assets		**519.0**	512.8	517.4
Prepayments		**13.3**	13.6	18.7
Deferred tax assets		**0.5**	1.8	4.6
Derivatives	8a)	**80.3**	83.9	56.6
Total non-current assets		**2,837.6**	2,863.4	3,497.6
Total assets		**4,362.6**	4,638.1	5,034.0
Current liabilities				
Trade and other payables		**340.5**	436.2	381.2
Interest bearing liabilities		**263.5**	171.4	170.0
Current tax liabilities		**26.6**	66.4	42.6
Provisions		**73.7**	85.9	74.1
Accrued charges		**303.1**	337.3	307.9
Derivatives	8a)	**45.9**	42.0	54.6
Total current liabilities		**1,053.3**	1,139.2	1,030.4
Non-current liabilities				
Interest bearing liabilities		**1,649.2**	1,695.2	1,978.5
Provisions		**7.9**	12.7	61.2
Deferred tax liabilities		**154.7**	153.3	281.3
Defined benefit superannuation plan liabilities		**34.4**	36.6	35.8
Derivatives	8a)	**202.7**	160.4	217.8
Total non-current liabilities		**2,048.9**	2,058.2	2,574.6
Total liabilities		**3,102.2**	3,197.4	3,605.0
Net assets		**1,260.4**	1,440.7	1,429.0
Equity				
Share capital	10	**1,979.7**	2,027.8	2,015.1
Shares held by equity compensation plans		**(16.3)**	(16.3)	(19.6)
Reserves		**(19.9)**	25.0	82.2
Accumulated losses		**(683.1)**	(595.8)	(648.7)
Total equity		**1,260.4**	1,440.7	1,429.0

Notes appearing on pages 20 to 35 to be read as part of the financial statements.

Cash Flow Statement

Coca-Cola Amatil Limited and its subsidiaries

For the half year ended 30 June 2008

	Refer Note	30 June 2008 $M	29 June 2007 $M
Inflows/(outflows)			
Cash flows from operating activities			
Receipts from customers		**2,077.3**	2,327.9
Payments to suppliers and employees		**(1,716.2)**	(2,044.8)
Dividends received		**-**	0.5
Interest received		**17.4**	9.0
Interest and other finance costs paid		**(90.4)**	(77.1)
Income taxes paid		**(102.6)**	(70.3)
Net cash flows from operating activities before significant items		185.5	145.2
Significant items[1]		-	(1.9)
Net cash flows from operating activities		**185.5**	143.3
Cash flows from investing activities			
Proceeds from disposal of –			
surplus South Korean properties		**-**	23.8
other property, plant and equipment		**2.5**	3.2
right to Maxxium incentive payments		**-**	18.8
Payments for additions of –			
property, plant and equipment	7e)	**(105.5)**	(103.2)
software development assets	7e)	**(12.8)**	(6.3)
Payments for acquisitions of entities and operations (net) –			
current period acquisitions	13	**-**	(8.0)
prior period acquisitions - deferred amounts		**-**	(0.6)
Investment in joint venture –			
ordinary		**(0.8)**	-
brewery facility		**(10.2)**	-
Net cash flows used in investing activities		**(126.8)**	(72.3)
Cash flows from financing activities			
Proceeds from issue of shares		**1.9**	6.3
Proceeds from borrowings		**127.1**	204.2
Borrowings repaid		**(40.7)**	(415.0)
Dividends paid		**(138.6)**	(127.5)
Payments for off-market share buy-back	10	**(170.6)**	-
Net cash flows used in financing activities		**(220.9)**	(332.0)
Net decrease in cash and cash equivalents		**(162.2)**	(261.0)
Cash and cash equivalents held at the beginning of the half year		**379.3**	436.1
Exchange rate adjustments to cash and cash equivalents held at the beginning of the half year		**(2.8)**	(2.9)
Cash and cash equivalents held at the end of the half year	12	**214.3**	172.2

1 Relates to product rehabilitation costs and insurance claim proceeds in connection with the 2006 extortion threat against the discontinued South Korean business. Refer to Note 6 for further details.

Notes appearing on pages 20 to 35 to be read as part of the financial statements.

Statement of Changes in Equity

Coca-Cola Amatil Limited and its subsidiaries

For the half year ended 30 June 2008

	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves $M	Accumulated losses $M	Total equity $M
		Equity attributable to members of Coca-Cola Amatil Limited				
At 1 January 2008		**2,027.8**	**(16.3)**	**25.0**	**(595.8)**	**1,440.7**
Transactions recognised directly in equity –						
Foreign exchange differences on translation of foreign operations		–	–	(39.5)	–	(39.5)
Movements –						
in unvested shares held by equity compensation plans		–	–	(0.1)	–	(0.1)
due to share based remuneration expenses		–	–	6.9	–	6.9
due to share based payments		–	–	(12.7)	–	(12.7)
in fair value of cash flow hedges		–	–	0.5	–	0.5
Total of transactions recognised directly in equity		–	–	(44.9)	–	(44.9)
Profit		–	–	–	171.9	171.9
Total changes in equity other than those arising from transactions with equity holders		–	–	(44.9)	171.9	127.0
Transactions with equity holders –						
Movement in ordinary shares –	10					
Off-market share buy-back		(58.1)	–	–	(112.5)	(170.6)
Dividend Reinvestment Plan		8.1	–	–	–	8.1
Executive Option Plan		1.9	–	–	–	1.9
Dividends appropriated	11a)	–	–	–	(146.7)	(146.7)
Total of transactions with equity holders		(48.1)	–	–	(259.2)	(307.3)
At 30 June 2008		**1,979.7**	**(16.3)**	**(19.9)**	**(683.1)**	**1,260.4**
At 1 January 2007		2,001.1	(15.2)	139.2	(654.4)	1,470.7
Transactions recognised directly in equity –						
Foreign exchange differences on translation of foreign operations		–	–	(49.1)	–	(49.1)
Movements –						
in unvested shares held by equity compensation plans		–	(4.4)	0.8	–	(3.6)
due to share based remuneration expenses		–	–	5.5	–	5.5
due to share based payments		–	–	(3.3)	–	(3.3)
in fair value of cash flow hedges		–	–	(10.9)	–	(10.9)
Total of transactions recognised directly in equity		–	(4.4)	(57.0)	–	(61.4)
Profit		–	–	–	140.9	140.9
Total changes in equity other than those arising from transactions with equity holders		–	(4.4)	(57.0)	140.9	79.5
Transactions with equity holders –						
Movement in ordinary shares –	10					
Dividend Reinvestment Plan		7.7	–	–	–	7.7
Executive Option Plan		6.3	–	–	–	6.3
Dividends appropriated	11a)	–	–	–	(135.2)	(135.2)
Total of transactions with equity holders		14.0	–	–	(135.2)	(121.2)
At 29 June 2007		2,015.1	(19.6)	82.2	(648.7)	1,429.0

Notes appearing on pages 20 to 35 to be read as part of the financial statements.

1. Summary of Significant Accounting Policies

Basis of financial report preparation

This half year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

This half year financial report does not include all notes of the type normally included within the annual financial report. As a result it should be read in conjunction with the 31 December 2007 annual financial report of CCA, together with any public announcements made by CCA during the half year ended 30 June 2008.

This half year financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

This half year financial report is presented in Australian dollars.

a) Use of estimates

In conforming with generally accepted accounting principles, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, the actual results may ultimately differ from these estimates.

b) Principles of consolidation

i) Subsidiaries
The consolidated financial statements of the Group include the parent entity, Coca-Cola Amatil Limited and its subsidiaries. Subsidiaries include entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

In preparing the consolidated financial statements, the effects of all transactions, balances and unrealised gains and losses on transactions between entities in the Group have been eliminated.

The financial statements of subsidiaries have been prepared for the same reporting period as the parent entity using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the Group.

ii) Joint venture entity
The investment in the joint venture entity is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the joint venture is recognised in the income statement and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to the joint venture are set out in Note 9.

Profits or losses on transactions establishing the joint venture and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

c) Changes in accounting policies

The accounting policies adopted in the preparation of the half year report are consistent with those applied and disclosed in the 2007 annual financial report.

No Australian Accounting Standards issued but not yet effective have been early adopted.

2. Financial Reporting by Business and Geographic Segments

The Group operates in two business segments, being the Beverage business and Food & Services business. The Beverage business is further divided into the non-alcoholic and alcoholic businesses. Within the non-alcoholic beverage business, the Group manufactures, distributes and markets carbonated soft drinks. CCA's alcoholic business distributes premium beer brands for Pacific Beverages Pty Ltd, the joint venture entity CCA formed with SABMiller plc in August 2006. From April 2007, Pacific Beverages Pty Ltd began selling and distributing the premium spirit portfolio of global distributor Maxxium.

The Food & Services segment comprises the SPC Ardmona (SPCA), Quirks, Neverfail and Grinders businesses. Within the Food & Services segment, the Group processes and markets fruit and other food products, provides cold drink equipment to the Australian Beverage business and third party customers and distributes bulk water and coffee products.

	30 June 2008 $M	29 June 2007 $M	**30 June 2008 $M**	29 June 2007 $M	**30 June 2008 $M**	29 June 2007 $M
	Trading revenue		**Other revenue**		**Total revenue before finance income**	
Beverage business						
Australia	**1,147.2**	1,133.0	**50.6**	11.2	**1,197.8**	1,144.2
New Zealand & Fiji	**217.9**	218.7	**6.1**	0.2	**224.0**	218.9
Indonesia & PNG	**215.9**	218.3	**6.1**	3.4	**222.0**	221.7
Total Beverage	**1,581.0**	1,570.0	**62.8**	14.8	**1,643.8**	1,584.8
Food & Services business						
Australia	**278.5**	280.6	**11.9**	9.0	**290.4**	289.6
Total Food & Services	**278.5**	280.6	**11.9**	9.0	**290.4**	289.6
Total continuing operations	**1,859.5**	1,850.6	**74.7**	23.8	**1,934.2**	1,874.4
Discontinued operation[1]	**–**	310.9	**–**	5.7	**–**	316.6
Total CCA Group	**1,859.5**	2,161.5	**74.7**	29.5	**1,934.2**	2,191.0

	Earnings before interest, tax and significant items		**Significant items**[2]		**Segment result – earnings before interest and tax**	
Beverage business						
Australia	**219.1**	199.1	**–**	–	**219.1**	199.1
New Zealand & Fiji	**38.2**	34.4	**–**	–	**38.2**	34.4
Indonesia & PNG	**10.4**	3.4	**–**	–	**10.4**	3.4
	267.7	236.9	**–**	–	**267.7**	236.9
Share of net (loss)/profit of joint venture entity	**(0.3)**	0.1	**–**	–	**(0.3)**	0.1
Total Beverage	**267.4**	237.0	**–**	–	**267.4**	237.0
Food & Services business						
Australia	**41.5**	38.7	**–**	–	**41.5**	38.7
Total Food & Services	**41.5**	38.7	**–**	–	**41.5**	38.7
Total continuing operations	**308.9**	275.7	**–**	–	**308.9**	275.7
Discontinued operation[1]	**–**	8.8	**–**	(26.9)	**–**	(18.1)
Total CCA Group	**308.9**	284.5	**–**	(26.9)	**308.9**	257.6

Refer to the following page for footnote details.

2. Financial Reporting by Business and Geographic Segments continued

	30 June 2008 $M	29 June 2007 $M	30 June 2008 $M	29 June 2007 $M	30 June 2008 $M	29 June 2007 $M
	Assets		**Liabilities**		**Net assets**	
Beverage business						
Australia	**1,687.4**	1,535.2	**582.7**	561.1	**1,104.7**	974.1
New Zealand & Fiji	**449.0**	477.6	**63.5**	71.0	**385.5**	406.6
Indonesia & PNG	**335.6**	350.4	**97.9**	110.8	**237.7**	239.6
	2,472.0	2,363.2	**744.1**	742.9	**1,727.9**	1,620.3
Investment in joint venture entity	**27.1**	1.3	**–**	–	**27.1**	1.3
	2,499.1	2,364.5	**744.1**	742.9	**1,755.0**	1,621.6
Food & Services business						
Australia	**1,636.1**	1,587.1	**98.4**	103.4	**1,537.7**	1,483.7
Total Food & Services	**1,636.1**	1,587.1	**98.4**	103.4	**1,537.7**	1,483.7
Total continuing operations	**4,135.2**	3,951.6	**842.5**	846.3	**3,292.7**	3,105.3
Discontinued operation[1]	**–**	883.7	**–**	132.6	**–**	751.1
Assets and liabilities excluded from above[3]	**227.4**	198.7	**2,259.7**	2,626.1	**(2,032.3)**	(2,427.4)
Total CCA Group	**4,362.6**	5,034.0	**3,102.2**	3,605.0	**1,260.4**	1,429.0

	Depreciation and amortisation expense		**Other non-cash expenses**		**Additions and acquisitions of non-current assets**[4]	
Beverage business						
Australia	**19.9**	20.0	**13.1**	28.6	**77.3**	50.8
New Zealand & Fiji	**8.0**	8.7	**8.8**	6.6	**4.6**	30.4
Indonesia & PNG	**13.6**	16.1	**7.0**	7.8	**15.3**	3.0
Total Beverage	**41.5**	44.8	**28.9**	43.0	**97.2**	84.2
Food & Services business						
Australia	**30.5**	30.9	**1.2**	8.9	**19.9**	19.7
Total Food & Services	**30.5**	30.9	**1.2**	8.9	**19.9**	19.7
Total continuing operations	**72.0**	75.7	**30.1**	51.9	**117.1**	103.9
Discontinued operation[1]	**–**	18.0	**–**	32.2	**–**	9.2
Total CCA Group	**72.0**	93.7	**30.1**	84.1	**117.1**	113.1

1 Discontinued operation refers to the South Korean business which was discontinued on 24 October 2007. This business was previously part of the Beverage segment within CCA Group. Refer to Note 6 for further details.

2 Significant items include the following –

	2008 $M	*2007 $M*
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	–	5.5
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	–	(3.6)
	–	1.9
Impairment of the investment in bottlers' agreement in South Korea	–	25.0
	–	26.9

3 Assets and liabilities shown against each segment exclude current and deferred tax balances and assets and liabilities which relate to the Group's financing activities.

4 For this disclosure, non-current assets comprise investment in joint venture entity, investments in bottlers' agreements, property, plant and equipment and intangible assets.

	30 June 2008 $M	29 June 2007 $M
3. Revenue		
Trading revenue from continuing operations		
Sales of –		
beverage products	**1,624.9**	1,613.1
food products	**210.5**	209.0
equipment	**8.1**	11.9
Total sales	**1,843.5**	1,834.0
Rental of equipment	**16.0**	16.6
Total trading revenue	**1,859.5**	1,850.6
Other revenue from continuing operations	**74.7**	23.8
Total revenue, excluding finance income	**1,934.2**	1,874.4
Finance income from continuing operations – interest from non-related parties	**18.9**	8.6
Total revenue from continuing operations	**1,953.1**	1,883.0

4. Expenses

Profit from continuing operations before income tax expense includes the following specific expenses –

	30 June 2008 $M	29 June 2007 $M
Cost of goods sold for –		
beverage products	**841.7**	850.6
food products	**161.9**	159.6
equipment	**5.7**	10.1
rental of equipment – directly attributable expenses	**3.6**	3.7
Total cost of goods sold	**1,012.9**	1,024.0
Interest costs from non-related parties	**88.3**	78.9
Other finance costs/(gains)	**5.0**	(1.1)
Total finance costs	**93.3**	77.8
Amount capitalised	**(2.8)**	(2.4)
Total finance costs expensed	**90.5**	75.4

	30 June 2008 $M	29 June 2007 $M
4. Expenses continued		
Profit from continuing operations before income tax expense includes the following specific expenses –		
Depreciation expense	**69.5**	72.7
Amortisation expense	**2.5**	3.0
Bad and doubtful debts expense – trade receivables	**–**	2.4
Write back of allowance for doubtful receivables	**(0.3)**	–
Rentals – operating leases	**39.4**	37.9
Defined benefit superannuation plan expenses	**7.4**	6.0
Defined contribution superannuation plan expenses	**21.5**	20.4
Employees Share Plan expenses	**3.0**	2.8
Equity compensation plan expenses	**8.5**	5.3
Employee benefits expenses	**18.0**	37.4
Termination benefits expenses	**6.9**	2.9
Net foreign exchange loss/(gains)	**1.4**	(1.0)
Write down of inventories to net realisable value	**7.8**	7.6
(Profit)/loss from disposal of –		
other property, plant and equipment	**(0.3)**	12.4
right to Maxxium incentive payments	**–**	(18.8)
software development assets	**–**	0.6
Impairment of –		
property, plant and equipment	**2.5**	4.5
intangible assets	**2.1**	–

	Refer Note	30 June 2008 $M	29 June 2007 $M

5. Income Tax Expense

a) Income tax expense/(benefit)

	Refer Note	30 June 2008 $M	29 June 2007 $M
Current tax expense		**70.2**	72.6
Deferred tax benefit		**(4.7)**	(28.1)
Adjustments to current tax of prior periods		**(0.1)**	1.8
		65.4	46.3
Income tax expense/(benefit) is attributable to –			
Continuing operations		**65.4**	53.2
Discontinued operation	6b)	**–**	(6.9)
		65.4	46.3

b) Reconciliation of income tax expense to prima facie tax payable

	Refer Note	30 June 2008 $M	29 June 2007 $M
Profit from continuing operations before income tax		**237.3**	208.9
Loss from discontinued operation before income tax	6b)	**–**	(21.7)
		237.3	187.2
Prima facie income tax expense on profit at the Australian rate of 30%		**71.2**	56.2
Tax effect of permanent differences –			
Non-allowable expenses		**1.7**	1.4
Tax offset for franked dividends		**–**	(0.2)
Other items		**(0.5)**	0.9
Impairment of intangible assets		**0.6**	–
Overseas tax rates differential		**(0.2)**	2.4
Overseas withholding tax		**(2.8)**	(16.7)
Share of net loss of joint venture entity		**0.1**	–
Deductible temporary differences from –			
movement in derecognised amounts		**–**	(2.0)
(recognition)/derecognition of deferred tax assets		**(4.6)**	2.5
Adjustments to current tax of prior periods		**(0.1)**	1.8
Income tax expense		**65.4**	46.3

6. Discontinued Operation

a) Details of the disposed business

The disposal of CCA's South Korean business was completed on 24 October 2007, on which date control of the business was passed to LG Household & Health Care Ltd (LGH&H). The South Korean business was classified as a "Discontinued Operation" subsequent to the half year ended 29 June 2007, arising from signing of the sale and purchase agreement with LGH&H on 20 August 2007. The financial information of the South Korean business has been presented under the heading of "Discontinued Operation" within the comparatives included in this financial report.

b) Financial performance of the disposed business

The results of the discontinued operation are presented as follows –

	Refer Note	30 June 2008 $M	29 June 2007 $M
Revenue, excluding finance income		–	316.6
Expenses, excluding finance costs		–	334.7
Earnings before interest and tax			
Before significant items		–	8.8
Significant items[1]		–	(26.9)
	2	–	(18.1)
Net finance costs			
Finance cost		–	(4.0)
Finance income		–	0.4
		–	(3.6)
Loss from discontinued operation before income tax	5b)	–	(21.7)
Income tax benefit			
Significant items[1]	5a)	–	6.9
Profit/(loss) from discontinued operation after income tax			
Before significant items		–	5.2
Significant items[1]		–	(20.0)
		–	(14.8)

1 Significant items include the following –

	Pre tax $M	*Income tax benefit $M*	*Net of tax $M*
Product rehabilitation costs relating to the 2006 extortion threat in South Korea	*5.5*	–	*5.5*
Insurance claim proceeds relating to the 2006 extortion threat in South Korea	*(3.6)*	–	*(3.6)*
	1.9	–	*1.9*
Impairment of the investment in bottlers' agreement in South Korea	*25.0*	*(6.9)*	*18.1*
	26.9	*(6.9)*	*20.0*

6. Discontinued Operation continued

	Refer Note	30 June 2008 $M	29 June 2007 $M
c) Cash flow information of the disposed business			
Net cash flows from operating activities before significant items		–	17.2
Significant items	6b)	–	(1.9)
Net cash flows from operating activities		–	15.3
Net cash flows from investing activities		–	17.2
Net cash flows used in financing activities		–	(44.8)
Net decrease in cash and cash equivalents		–	(12.3)
Cash and cash equivalents held at the beginning of the financial year		–	25.5
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		–	(1.7)
Total cash and cash equivalents attributable to the discontinued operation		–	11.5

d) Assets and liabilities of the disposed business

The carrying amounts of assets and liabilities of the disposed business as at 29 June 2007 were –

		30 June 2008 $M	29 June 2007 $M
Assets			
Cash assets		–	11.5
Trade and other receivables		–	87.6
Inventories		–	33.2
Prepayments		–	7.0
Non-current assets held for sale		–	22.9
Investments in bottlers' agreements		–	507.5
Property, plant and equipment		–	226.4
Intangible assets		–	0.4
Total assets		–	896.5
Liabilities			
Trade and other payables		–	66.6
Interest bearing liabilities		–	120.9
Provisions		–	46.6
Accrued charges		–	19.6
Deferred tax liabilities		–	139.5
Total liabilities		–	393.2
Net assets		–	503.3

		¢	¢
e) Contribution to earnings per share (EPS) by the discontinued operation			
Basic EPS		–	(2.0)
Diluted EPS		–	(1.9)

	30 June 2008 $	29 June 2007 $

7. Other Performance Measures

a) Net tangible asset backing

	30 June 2008 $	29 June 2007 $
Net tangible asset backing per ordinary share – excluding Investments in bottlers' agreements (IBAs)	**(0.22)**	(0.71)
Net tangible asset backing per ordinary share – including IBAs	**1.01**	1.21

b) Earnings per share (EPS)

	¢	¢
EPS for profit from continuing operations attributable to ordinary equity holders of the Company		
Basic EPS	**23.3**	20.7
Diluted EPS	**23.3**	20.6
EPS for profit attributable to ordinary equity holders of the Company		
Basic EPS	**23.3**	18.7
Diluted EPS	**23.3**	18.7

The weighted average number of ordinary shares used as the denominator in the calculation of EPS was –

	M	M
Basic EPS	**737.7**	752.0
Diluted EPS	**739.1**	754.2

c) Free cash flow (FCF)

FCF is calculated as net cash flows from operating activities, plus cash flows arising from disposals of property, plant and equipment, less cash flows arising from purchases of property, plant and equipment and intangible assets.

	$M	$M
FCF (continuing operations)	**69.7**	47.1
FCF	**69.7**	79.6

d) Return on capital employed (ROCE)

ROCE is calculated on a moving annual total basis as EBIT (before significant items) divided by the average of capital employed at the beginning and at the end of the annual period. Where material business acquisitions or disposals occur, the acquisition or disposal date capital employed balance is used as the beginning or ending balance with an adjustment made to reflect the period of ownership respectively. Capital employed is defined as equity plus net debt.

	%	%
ROCE (continuing operations)	**22.6**	20.6
ROCE	**21.4**	17.2

7. Other Performance Measures continued

	30 June 2008 %	29 June 2007 %
e) Capital expenditure (capex) compared to trading revenue		
Capex is defined as current period gross payments for property, plant and equipment and software development assets.		
Capex to trading revenue (continuing operations)	**6.4**	5.5
Capex to trading revenue	**6.4**	5.1
Capex is reconciled to the payments for additions of property, plant and equipment and software development assets as per the cash flow statements as follows –		
	$M	$M
Payments for additions of –		
property, plant and equipment	**105.5**	103.2
software development assets	**12.8**	6.3
Capex	**118.3**	109.5
Capex is attributable to –		
Continuing operations	**118.3**	102.4
Discontinued operation	**-**	7.1
	118.3	109.5
Trading revenue is attributable to –		
Continuing operations	**1,859.5**	1,850.6
Discontinued operation	**-**	310.9
	1,859.5	2,161.5

	30 June 2008 $M	31 December 2007 $M	29 June 2007 $M

8. Derivatives and Net Debt Reconciliation

a) Derivatives as per the balance sheet

	30 June 2008 $M	31 December 2007 $M	29 June 2007 $M
Derivative assets – current			
Non-debt related	**(23.3)**	(13.7)	(8.3)
Derivative assets – non-current			
Non-debt related	**(80.3)**	(83.9)	(56.6)
Derivative liabilities – current			
Debt related	**11.8**	11.1	23.0
Non-debt related	**34.1**	30.9	31.6
	45.9	42.0	54.6
Derivative liabilities – non-current			
Debt related	**147.6**	109.3	122.6
Non-debt related	**55.1**	51.1	95.2
	202.7	160.4	217.8
Total net derivative liabilities	**145.0**	104.8	207.5
Net derivative liabilities/(assets) comprises –			
Debt related	**159.4**	120.4	145.6
Non-debt related	**(14.4)**	(15.6)	61.9
Total net derivative liabilities	**145.0**	104.8	207.5

b) Net debt reconciliation

	30 June 2008 $M	31 December 2007 $M	29 June 2007 $M
Cash assets	**(218.3)**	(379.7)	(184.9)
Trade and other receivables – non-current	**-**	-	(2.9)
Net derivative liabilities – debt related	**159.4**	120.4	145.6
Interest bearing liabilities – current	**263.5**	171.4	170.0
Interest bearing liabilities – non-current	**1,649.2**	1,695.2	1,978.5
Total net debt	**1,853.8**	1,607.3	2,106.3

	30 June 2008 $M	31 December 2007 $M	29 June 2007 $M
9. Investment in Joint Venture Entity			
Investment in joint venture entity	**27.1**	16.4	1.3

The Company has a 50% interest in Pacific Beverages Pty Ltd and its subsidiaries (Pacific Beverages). Its principal activity is the manufacturing, importation and distribution of alcoholic beverages.

Pacific Beverages acquired Bluetongue Brewery Pty Ltd in December 2007 which brews and distributes Australian premium beers.

The interest in Pacific Beverages is accounted for in the consolidated financial statements using the equity method of accounting. Information relating to the joint venture entity is set out below.

	30 June 2008 $M	31 December 2007 $M	29 June 2007 $M
Carrying amount of investment in Pacific Beverages	**27.1**	16.4	1.3
a) Share of Pacific Beverages assets and liabilities			
Current assets			
Cash and cash equivalents	**7.1**	2.4	0.8
Trade and other receivables	**20.3**	11.6	2.6
Other current assets	**7.4**	4.4	1.4
Total current assets	**34.8**	18.4	4.8
Non-current assets			
Property, plant and equipment	**7.2**	4.4	–
Intangible assets	**7.9**	7.3	–
Deferred tax assets	**0.1**	0.1	–
Total non-current assets	**15.2**	11.8	–
Total assets	**50.0**	30.2	4.8
Current liabilities			
Trade and other payables	**19.2**	8.0	1.5
Interest bearing liabilities	**0.2**	0.8	1.6
Other current liabilities	**2.6**	4.1	0.4
Total current liabilities	**22.0**	12.9	3.5
Non-current liabilities			
Interest bearing liabilities	**0.9**	0.9	–
Total liabilities	**22.9**	13.8	3.5
Net assets	**27.1**	16.4	1.3

	30 June 2008 $M	31 December 2007 $M	29 June 2007 $M
9. Investment in Joint Venture Entity continued			
b) Share of Pacific Beverages revenue, expenses and results			
Revenue, excluding finance income			
Trading revenue	**15.6**	18.1	5.5
Other revenue	**0.9**	1.4	-
	16.5	19.5	5.5
Expenses, excluding finance costs			
Cost of sales	**(11.2)**	(13.2)	(3.8)
Other expenses	**(6.0)**	(5.2)	(1.5)
	(17.2)	(18.4)	(5.3)
Earnings before interest and tax	**(0.7)**	1.1	0.2
Net finance income	**0.2**	0.1	-
(Loss)/profit before income tax	**(0.5)**	1.2	0.2
Income tax benefit/(expense)	**0.2**	(0.4)	(0.1)
(Loss)/profit after income tax	**(0.3)**	0.8	0.1
c) Share of Pacific Beverages commitments			
Operating lease commitments	**0.1**	-	-
Capital commitments	**2.5**	-	-

	Refer Note	30 June 2008 $M	31 December 2007 $M	29 June 2007 $M

10. Share Capital

	Refer Note	30 June 2008 $M	31 December 2007 $M	29 June 2007 $M
Ordinary shares				
Balance at the beginning of the period		**2,027.8**	2,001.1	2,001.1
Off-market share buy-back		**(58.1)**	–	–
Shares issued in respect of –				
Dividend Reinvestment Plan	12	**8.1**	14.3	7.7
Executive Option Plan		**1.9**	12.4	6.3
Total movement		**(48.1)**	26.7	14.0
Balance at the end of the period		**1,979.7**	2,027.8	2,015.1

	No.	No.	No.
Ordinary shares			
Balance at the beginning of the period	**754,962,468**	750,887,525	750,887,525
Off-market share buy-back	**(21,683,347)**	–	–
Shares issued in respect of –			
Dividend Reinvestment Plan	**853,229**	1,676,418	941,199
Executive Option Plan	**387,350**	2,398,525	1,169,050
Total movement	**(20,442,768)**	4,074,943	2,110,249
Balance at the end of the period	**734,519,700**	754,962,468	752,997,774

Off-market share buy-back

CCA successfully completed its off-market share buy-back on 29 January 2008. A total of 21,683,347 shares, or approximately 2.9% of CCA's issued shares, were bought back at a price of $7.84, representing a maximum 14% discount to the applicable market price. The buy-back amount comprised a capital component of $2.67 per share (recognised in share capital) and a fully franked dividend component of $5.17 per share (recognised in accumulated losses). The total payments for the off-market share buy-back was $170.6 million (including transaction costs) with $58.1 million recognised in share capital and $112.5 million recognised in accumulated losses.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at time of issue. Market price is the average price of a specified ten-day period prior to issue. Participation in the Plan is capped at 100,000 shares per shareholder.

The last date of Election Notices under this Plan is 29 August 2008.

	30 June 2008 ¢	30 June 2008 $M	29 June 2007 ¢	29 June 2007 $M

11. Dividends Appropriated and Proposed

a) Dividends appropriated during the half year

	30 June 2008 ¢	30 June 2008 $M	29 June 2007 ¢	29 June 2007 $M
Final dividend in respect of prior financial year (franked to 100%)	**20.0**	**146.7**	18.0	135.2

b) Dividends declared and not recognised as a liability

Subsequent to the end of the half year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Fully franked per share ¢	Amount $M	Date payable
Ordinary	17.0	17.0	125.0	7 October 2008

	Refer Note	30 June 2008 $M	29 June 2007 $M

12. Cash Flow Statement

a) Reconciliation to cash and cash equivalents held at the end of the half year

	Refer Note	30 June 2008 $M	29 June 2007 $M
Cash assets		**130.6**	149.7
Bills of exchange		**50.0**	–
Short term deposits		**37.7**	35.2
Bank overdrafts		**(4.0)**	(12.7)
Cash and cash equivalents held at the end of the half year		**214.3**	172.2

b) Non-cash investing and financing activities

	Refer Note	30 June 2008 $M	29 June 2007 $M
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	10	**8.1**	7.7
Other payables in relation to acquisitions (amounts to be paid post balance date)		**–**	2.7

13. Business Combinations

There were no material acquisitions or disposals of entities or businesses during the half year. During the comparative half year, the Group made the following acquisition –

Business	Acquisition date	Purchase consideration: Cash, net of costs $M	Purchase consideration: Deferred amounts $M	Purchase consideration: Total purchase consideration $M	Fair value of identifiable assets acquired $M	Goodwill $M
Coffee business and its related assets	30 March 2007	8.0	2.7	10.7	2.4	8.3

14. Contingent Liabilities

	30 June 2008 $M	31 December 2007 $M
Contingent liabilities existed at the end of the half year in respect of –		
Termination payments under service agreements	**6.7**	6.6
Guarantees	**1.6**	1.6
	8.3	8.2

15. Subsequent Events

No matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, the results of those operations or the state of affairs of the Coca-Cola Amatil Limited Group in subsequent financial periods, with the exception of the following –

SPCA rationalisation of manufacturing facilities

On 4 August 2008, CCA announced the results of a comprehensive review of its SPCA operations in the Goulburn Valley, where the fruit production from Mooroopna will be consolidated into the Shepparton facility. SPCA will incur $24.5 million before tax in the second half of 2008, in relation to write downs of redundant plant and equipment and employee redundancies. These expenses will be disclosed as a significant item in the Group's 2008 full year financial report.

The Directors declare that the consolidated financial statements and notes, set out on pages 16 to 35 –

a) are in accordance with the Corporations Act 2001; and
b) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and
c) give a true and fair view of the consolidated entity's financial position as at 30 June 2008 and of its performance for the half year ended 30 June 2008; and
d) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have received and considered the certification from the Group Managing Director and Chief Financial Officers supporting the financial statements and statutory report for the half year ended 30 June 2008.

This declaration is made in accordance with a resolution of the Directors pursuant to section 303(5) of the Corporations Act 2001, dated 20 August 2008.

On behalf of the Directors

D.M. Gonski, AC
Chairman
Sydney
20 August 2008

T.J. Davis
Group Managing Director
Sydney
20 August 2008

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent Review Report

To the members of Coca-Cola Amatil Limited

Report on the Half Year Financial Report

We have reviewed the accompanying half year financial report of Coca-Cola Amatil Limited (the company) and the entities it controlled during the half year, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' Responsibility for the Half Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act* 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Coca-Cola Amatil Limited and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Coca-Cola Amatil Limited is not in accordance with the Corporations Act 2001, including:

- i giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and of its performance for the half year ended on that date; and
- ii complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Ernst & Young

Trent van Veen
Partner
Sydney
20 August 2008

COCA-COLA AMATIL

2008 Half Year Results Presentation

6 months to 30 June 2008

20 August 2008

COCA-COLA AMATIL

1

COCA-COLA AMATIL

2008 Half Year Results Presentation

Terry Davis
Group Managing Director

20 August 2008

COCA-COLA AMATIL

2

HY08 Highlights

1. **Double digit EBIT, NPAT and EPS growth**
   - Record H1 result
   - Underpinned the 9.7% increase in dividend to 17 cps
2. **Strong operating performance drives margin expansion**
   - EBIT[1] margin up 1.7 pts to 16.6%
   - Strong trading performances from Australia, New Zealand and Indonesia
   - Strong revenue and mix management led to recovery of COGS increases
   - Solid results from NPD in Australia, NZ and Indonesia
   - Tight cost control and efficiency gains from infrastructure investments
   - Growing contribution from alcoholic beverages
3. **Outstanding ROCE improvement – up 4.2 pts to 21.4%[2]**
   - ~50% from strong earnings growth and the benefits from capital investment program
   - ~50% from the sale of the South Korean business
4. **Strong operating cash flow generation – up $42.2m to $185.5m**
   - Driven primarily by strong earnings growth

COCA-COLA AMATIL

1. Continuing operations basis 2. before significant items

Consistent performance delivery...

1. EPS[1] CAGR of 10.8% pa since 2002



$0.50
$0.45
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
2002
2003
2004
2005
2006
2007
2008
HY08
EPS
12.6%

COCA-COLA AMATIL

1. Continuing operations & before significant items

4

Consistent performance delivery...

2. DPS CAGR of 11.5% pa since 2002



$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
2002
2003
2004
2005
2006
2007
2008
HY08 DPS ↑ 10%

COCA-COLA AMATIL

5

Consistent performance delivery...

3. Resilience of Australian volume growth through economic cycles



Australia Beverage Volumes - 1989 to 2007
MUCs
350
330
310
290
270
250
230
210
190
170
150
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
4.3% volume CAGR since 1989
1992 – volumes declined 3.6% in a year marked by terrible weather, high youth unemployment and the cycling of ~8% volume growth in 1991

COCA-COLA AMATIL

2006 and 2007 volumes adjusted for change in reporting

6


Australia

Australia – excellent margin expansion – up 1.5 pts to 19.1%

A$m	HY08	HY07	Chg
Trading revenue	1,147.2	1,133.0	1.3%
Revenue per unit case	$7.80	$7.49	4.1%
Volume (million unit cases)	147.0	151.3	(2.8%)
EBIT	219.1	199.1	10.0%
EBIT margin	19.1%	17.6%	1.5 pts
Capital expenditure / revenue	5.8%	5.2%	0.6 pts

COCA-COLA AMATIL

7

Australia – strong result in a more difficult trading environment


Special
vitaminwater
try it
mother

- **EBIT up 10% with margin expansion**
  - Strong volume recovery in Q2 which has continued into Q3
  - Revenue management initiatives recovered COGS increases
  - Strong cost control discipline, Trans-Tasman synergies and benefits from capital investment
  - ~20% contribution to EBIT from manufacture and distribution of alcoholic beverages
- **Supported by successful NPD**
  - Glacéau – Expected to sell almost 2 million unit cases in 2008, 4x the original forecasts
  - Kirks Ginger beer
  - Powerade Edge and Recovery
  - Mother re-launch

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New Zealand & Fiji – EBIT ⬆ 11.0% with strong margin expansion to 17.5%

A$m	HY08	HY07	Chg
Trading revenue	217.9	218.7	(0.4%)
Revenue per unit case	$6.77	$6.92	(2.2%)
Volume (million unit cases)	32.2	31.6	1.9%
EBIT	38.2	34.4	11.0%
EBIT margin	17.5%	15.7%	1.8 pts
Capital expenditure / revenue	6.5%	8.5%	(2.0 pts)

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New Zealand – even stronger local currency growth, EBIT ⬆ 18%



YOU CAN'T BEAT THE SYSTEM

- **NZ EBIT up 18% in local currency with margin expansion**
  - Revenue management initiatives lead to recovery of COGS increases
  - Strong cost control discipline, Trans-Tasman synergies and benefits from infrastructure investment
  - First time contribution from manufacture and distribution of alcoholic beverages
- **Strong contribution from new products**
  - New multi-pack can sizes in supermarkets
  - Powerade Edge and Recovery
  - Frozen Coke
  - Relentless energy drink

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Indonesia
Papua New Guinea

Indonesia & PNG – EBIT ⬆ 205.9% – execution ahead of expectations

A$m	HY08	HY07	Chg
Trading revenue	215.9	218.3	(1.1%)
Revenue per unit case	$4.09	$4.32	(5.3%)
Volume (million unit cases)	52.8	50.5	4.6%
EBIT	10.4	3.4	205.9%
EBIT margin	4.8%	1.6%	3.2 pts
Capital expenditure / revenue	7.1%	1.4%	5.7 pts

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Indonesia – Continued focus on growing one-way-packs driving profit growth


Coca-Cola
zero

- **Focus on Modern channel and one-way-packs**
  - Continued successful execution of the one-way-pack strategy in both the Modern and Traditional channels
  - One-way-pack volume growth > 25% and now represents close to 50% of total volume
  - Brand Coke grew volumes > 20% due to successful launch of Coke Zero as a one-way-pack only in Modern and Traditional channels
  - Increased can and PET production capacity
  - Continued increasing availability of products with > 9,000 new pieces of cold drink equipment and > 60,000 ice chests

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Food & Services Division – solid result with EBIT ⬆ 7.2% in difficult environment

A$m	HY08	HY07	Chg
Trading revenue	278.5	280.6	(0.7%)
EBIT	41.5	38.7	7.2%
EBIT margin	14.9%	13.8%	1.1 pts
Capital expenditure / revenue	7.9%	7.8%	0.1 pts

SPC ARDMONA Neverfail Quirks AUSTRALIA

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Food & Services – restructuring domestic operations wile expanding international capability

- **SPC Ardmona**
  - Continued expansion of SPCA's international business in the UK and Canada
  - Australian business maintained earnings in a difficult trading environment
  - New product development will see > 35 new products launched over the next 12 months
- **Services**
  - Neverfail delivered good earnings growth
  - Grinders growing its share of the fast growing coffee market


SPC
Ardmona



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Pacific Beverages – >100% volume growth of premium beer in Australia capturing 7% share

- **Premium beer**
  - Peroni and Miller Chill now in the Top 10 premium beers in Australia
  - Bluetongue and Bondi Blonde delivered strong volume growth
  - Distribution commenced in New Zealand
  - Distribution of Grolsch commenced in May
  - Success through superior outlet merchandising execution and the benefits of expanding the availability of its brands through CCA's large customer network has driven share increase to 7% of the premium packaged beer market by value
- **Maxxium spirits portfolio**
  - Delivered positive growth despite the impact of the increased ARTD tax in April
  - Benefitted from strong increases in full spirit sales as well as share gains from Jim Beam and Canadian Club ARTDs
  - Second ARTD line in Queensland to be completed in H2

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Coca-Cola Amatil

2008 Half Year Results Presentation

Nessa O'Sullivan

Chief Financial Officer - Operations

20 August 2008

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2008 Financial Objectives – sustainable earnings growth

	HY08 scorecard
1. Group EBIT, NPAT & EPS growth of at least high single digit	>10% growth for all measures[1]
2. Margin expansion of at least 0.5-1 pt ▪ Recovery of COGS increases across the business ▪ Maintain or reduce indirect costs as a % of revenue	EBIT margin[1] ⬆ 1.7 pts to 16.6%
3. ROCE improvement of at least 1 pt	ROCE[1] ⬆ 4.2 pts to 21.4%
4. Cash flow improvement	Free cash flow[2] ⬆ 48% to $69.7m

1. before significant items 2. continuing operations basis

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2008 Operational Priorities

1. **Maintain strong Australian market position**
   - Market share gains in cold drink channel
   - Value share loss < 1% in grocery
2. **Deliver consistent earnings growth in NZ**
   - Local currency EBIT up 18.1% in HY08
3. **Continue to de-risk Indonesian earnings via channel & package mix change**
   - One-way-pack volumes up 25% in HY08
   - Modern Foodstores now 50% of total volume

18 COCA-COLA AMATIL

2008 Operational Priorities

4. **Successful new product launches support premiumisation strategy**
   - Glacéau, Kirks Ginger beer, Powerade Edge and Recovery and re-launch of Mother in Australia, Relentless in NZ and Coke Zero in Indonesia
5. **Alcoholic beverages contributing to earnings**
   - Manufacturing and distribution contributed nearly 20% of Australian EBIT growth
   - First time contribution in NZ
6. **Food & Services improvement in returns**
   - International focus for SPCA as well as restructure of domestic manufacturing
   - Restructure expected to generate $8-10m pa in savings from 2009

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Capital employed

A$m	HY08	31.12.07	$ chg
Working capital	902.7	895.8	6.9
Property, plant & equipment	1,287.6	1,302.6	(15.0)
IBAs & intangible assets	1,425.4	1,441.6	(16.2)
Deferred tax liability	(154.7)	(153.3)	(1.4)
Derivatives – non-debt	14.4	15.6	(1.2)
Other net assets / (liabilities)	(361.2)	(454.3)	93.1
Capital Employed	**3,114.2**	**3,048.0**	**66.2**

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Earnings growth, contributions from infrastructure projects and sale of South Korea delivering strong ROCE improvements



ROCE
17.5%
16.3%
19.0%
21.4%
2005
2006
2007
HY08

- Group ROCE up 2.4 pts to 21.4% since Dec07 due to strong EBIT growth and benefits from infrastructure projects
- Group ROCE up 4.2 pts to 21.4% since Jun07 due to stronger EBIT growth, benefits from infrastructure projects and reduction in capital employed from sale of South Korean business

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Working capital improvements in beverage businesses

Working capital

Group working capital



$841m
$896m
$903m
HY07
FY07
HY08
Beverages
Food & Services

Working capital / trading revenue

	HY07	FY07	HY08
Beverages	14.6%	16.5%	14.0%
Food & services	64.2%	58.7%	73.9%
CCA Group	22.1%	22.8%	22.9%

- Good working capital control across Beverages with reductions in Australia and New Zealand
- Beverages working capital includes $38m escrow for South Korea
- Indonesia increases impacted by Modern channel growth
- Food & Services increase driven by SPCA – includes stock build for new products, early purchase of some inputs and working capital for International business

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Balance sheet remains strong with minimal refinancing required before 2010



Net Debt & Interest Cover
$2,500m
$2,000m
$1,500m
$1,000m
$500m
$0m
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2005
2006
2007
HY08
Net Debt
Interest Cover

- Net debt decreased by $252.5 million to $1.9 billion due to strong operating cash flows and receipt of proceeds from sale of South Korea
- Interest cover strong at 4.3x, within CCA's target range of 4.0 – 6.0x
- Net interest increase despite lower net debt due primarily to the increase in funding costs
- CCA has total committed debt facilities of approximately $2,200 million with an average maturity of 6.5 years
- Minimal refinancing requirements for 2008 and 2009

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Disciplined capital management delivering returns



Capital Expenditure
5.5% of revenue
6.4% of revenue
100%
80%
60%
40%
20%
0%
HY07
HY08
Australia
NZ & Fiji
Indo & PNG
Food & Services

- Returns from smart capital investment contributing to earnings and ROCE improvement
- 6.4% capex / revenue
- Key projects include Sydney warehouses and distribution, additional can and alcoholic beverage capacity in QLD, SAP and can and PET production lines in Indonesia
- Expect capex to be ~7% of revenue for 2008

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Outstanding free cash flow result

Continuing operations (A$m)	HY08	HY07	$ chg
EBIT	308.9	275.7	33.2
Depreciation & amortisation	72.0	75.7	(3.7)
Change in working capital	(6.9)	(98.1)	91.2
Net interest paid	(73.0)	(65.6)	(7.4)
Taxation paid	(102.6)	(70.3)	(32.3)
Other	(12.9)	10.6	(23.5)
Operating cash flow	**185.5**	**128.0**	**57.5**
Capital expenditure	(118.3)	(102.4)	(15.9)
Proceeds from sale of PPE & other	2.5	21.5	(19.0)
Free cash flow (continuing operations)	**69.7**	**47.1**	**22.6**
Free cash flow (South Korea)	-	*32.5*	*(32.5)*
Free cash flow (reported)	*69.7*	*79.6*	*(9.9)*

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Managing COGS increases with full COGS recovery

- HY08 2.8% increase in constant currency COGS driven by increased commodity prices with some benefit from rising AUD
- Expect constant currency COGS for 2008 to be a little over 3% per case
- COGS per unit case to increase again in 2009
- Continuing to manage the business to recover cost increases



Aluminium
PET Resin
Sugar
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

26

COCA-COLA AMATIL

2008 Half Year Results Presentation

Terry Davis
Group Managing Director

20 August 2008

27 COCA-COLA AMATIL

Outlook for H2 2008

- **Australia** – H2 earnings currently tracking ahead of last year notwithstanding the high volume Q3 2007
- **New Zealand** – earnings growth to continue although H2 macroeconomic environment not as positive
- **Indonesia** – strong volume and earnings momentum to continue
- **Food & Services** – focus on the rationalisation of the Australian manufacturing facilities in H2
- **Guidance** – while the important summer trading season in Australia and New Zealand is still to come, continuing to expect high single-digit EBIT growth in H2 2008, targeting 7% H2 EBIT growth
- Trading update in mid October

28 COCA-COLA AMATIL

COCA-COLA AMATIL

2008 Half Year Results Presentation

Questions

20 August 2008

END